Mail Stop 6010

      February 10, 2006



VIA U.S. MAIL AND FAX (248) 615-2971

Mr. Mark R. Doede
Chief Financial Officer
Integral Vision, Inc.
38700 Grand River Avenue
Farmington Hills, Michigan 48335

	Re:	Integral Vision, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 29, 2005
		File No. 000-12728


Dear Mr. Doede:

      We have reviewed your response filed January 19, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Financial Statements

Note C - Long-Term Debt and Other Financing Arrangements, page 32

1. Please refer to our prior comment 7. Please respond to the following:

* Please provide us with further details about how you determined the value of the beneficial conversion feature during fiscal 2004 and the first and second quarter of fiscal 2005.

* Please reconcile the amount the net loss would have increased for the year ended December 31, 2004, $170,000 appears in the narrative part of your response, while it appears the increase in the amounts presented in the table is approximately $270,000.

* Please provide us with a SAB 99 analysis regarding the
materiality
of the misstatement. It appears to us from your table that a
$270,000
increase in your net loss for the year ended December 31, 2004 represents an approximate 11% increase in your net loss over that reported.


Form 10-Q for the period ended September 30, 2005

Notes to Consolidated Financial Statements, page 9

Note A - Significant Accounting Policies, page 9

Stock Options and Warrants, page 12

2. Please refer to our prior comment 10. We see that the Series A Preferred Shares were issued on April 12, 2005 and then subsequently converted into common shares on June 27, 2005. The fact that the shares were converted within the same reporting period does not eliminate the need to properly account for the issuance of the preferred shares, however. Please respond to the following:

* We see from your response that your common stock was trading at $1.63 per share on April 12, 2005 and the per share conversion price of the preferred stock was $1.00 per share. Further, we see your conclusion that this would indicate that the preferred stock had a beneficial conversion feature of $.63 per share, which does not, in and of itself, appear to be material. However, we also noted that the company issued warrants to purchase up to 3.5 million shares of common stock in conjunction with the preferred shares. Please tell us how you valued and accounted for the warrants at the date of issuance. We draw your attention to note 4 of paragraph 5 of EITF 98-
5. In order to determine the amount to be allocated to the beneficial conversion feature, you must first allocate the proceeds between the convertible instrument and the detachable warrants using the relative fair value method. Please clarify your accounting and note we may have further comments after reviewing your response.

* Please also provide us with your analysis of the accounting for the embedded conversion feature and the warrants. Including your consideration of SFAS 133, and EITF 00-19. Refer to guidance at
Section II. B of the Current Accounting and Disclosure Issues in the
Division of Corporation Finance dated December 1, 2005 when preparing your response.

We may have further comments after reviewing your response.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3603 if you have questions. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at
(202) 551-3554.


								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. Mark R. Doede
Integral Vision, Inc.
February 10, 2006
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